October 3, 2005

Mail Stop 4561

Meir Lipshes
Director
TTI Team Telecom International Ltd.
7 Martin Gehl Street
Kiryat Aryeh, Petach Tikva 49512
ISRAEL

      Re:	TTI Team Telecom International Ltd.
		Registration Statement on Form F-3
      Filed September 7, 2005
		File No. 333-128138

Dear Mr. Lipshes:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders
1. Please describe the transaction(s) within the past three years in which the selling shareholders acquired the shares being sold in this prospectus. Please include the specific names, dates, and terms of the transactions and the amounts paid for the shares. Advise as to the exemption from the registration requirements of the Securities Act of 1933 claimed for the transaction(s). In this regard, please also disclose any relationship that any of the selling shareholders may have had with the company or its affiliates within the past three years, as required by Item 9.D.1 of Form 20-F.

2. Confirm that no selling shareholder is a registered broker-dealer or an affiliate of a registered broker-dealer. If any selling shareholders are a registered broker-dealer, please disclose how the broker-dealer obtained the securities (e.g. compensation for investment banking services). If any are affiliated with a registered broker-dealer, state whether the selling shareholder acquired the securities to be resold in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase.

Exhibits
3. Please file (or incorporate by reference) any purchase
agreements
relating to the sale of securities to the selling shareholders.
********************************************

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Hugh Fuller at (202) 551-3853 or me at (202)
551-3735 with any other questions.

      					Sincerely,


      					Barbara C. Jacobs
      					Assistant Director


CC:	Mark S. Selinger
	McDermott Will & Emery LLP
	50 Rockefeller Plaza
	New York, NY 10020
	Fax No. (212) 547-5444